                                                                    Exhibit 4.62

                      ENHANCED EARNINGS DEATH BENEFIT RIDER
                             "BENEFIT PROTECTOR(R)"


This rider is made a part of the contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

If the Owner or any joint Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit of this rider using the age or life of the Owner.

This rider may provide a death benefit in addition to that provided under the contract, including any attached endorsements or riders, upon Your death while this rider is in force, BUT THERE IS NO ADDITIONAL DEATH BENEFIT IF DEATH OCCURS IN THE FIRST CONTRACT YEAR. There is an additional charge for this rider as described below.

RIDER DEATH BENEFIT

In addition to the "Amount Payable Before the Annuitization Start Date," as described in this contract, including any attached endorsements or riders, We will pay beneficiaries an amount determined by multiplying the Rider Benefit Percentage shown under Contract Data by the Earnings at Death (EAD) when we receive due proof of death.

The Rider Benefit Percentage will initially be determined by Your Attained Age on the rider effective date.

If there has been a "covered life change," the Rider Benefit Percentage will be re-determined by the new Owner's age on the date of that "covered life change".

DEFINITIONS

EARNINGS AT DEATH (EAD)

EAD is the death benefit otherwise payable under the contract, including any attached endorsements or riders, minus Remaining Purchase Payments. EAD is subject to a minimum value of zero and a maximum value determined by multiplying the Maximum EAD Percentage shown under Contract Data by Remaining Purchase Payments that are one year old or more.

REMAINING PURCHASE PAYMENTS

Remaining Purchase Payments is the amount of purchase payments adjusted for any partial surrenders.

IF THIS RIDER IS EFFECTIVE ON THE CONTRACT DATE, Remaining Purchase Payments is established as Your initial purchase payment. Adjustments are made to Remaining Purchase Payments in the following circumstances.

1.   Additional purchase payments will be added to Remaining Purchase Payments.

2. Partial surrenders will result in adjustments subtracted from Remaining Purchase Payments as follows:

     A. Subtract Remaining Purchase Payments from Your Contract Value prior to the partial surrender. Then add any applicable positive or negative Market Value Adjustment resulting from the partial surrender to determine earnings at the time of the partial surrender. If this amount is less than zero, use zero as the result of this step.

     B. Subtract the result from Step A from the amount the Contract Value is reduced by the partial surrender. Then add any applicable positive or negative Market Value Adjustment resulting from the partial surrender to determine the portion of the partial surrender that represents purchase payments. If this amount is less than zero, use zero as the result of this step.

     C. Subtract the result from Step B from Remaining Purchase Payments prior to the partial surrender to determine Remaining Purchase Payments after the partial surrender. The amount subtracted is allocated proportionately between Remaining Purchase Payments that are one year old or more and those that are less than one year old.

IF THIS RIDER IS EFFECTIVE AFTER THE CONTRACT DATE, OR IF THERE HAS BEEN A "COVERED LIFE CHANGE;" Remaining Purchase Payments is established or reset as the Contract Value on the rider effective date or, if later, the date of the most recent "covered life change."Thereafter,

411281                                                                  (8/2009)

Remaining Purchase Payments is increased by the amount of each additional purchase payment and adjusted for each partial surrender as described previously.

RIDER CHARGES

The Annual Rider Fee for this rider is shown under Contract Data and is multiplied against Your Contract Value on the Contract Anniversary each year prior to the Annuitization Start Date to determine the amount of Your rider charge. We deduct the charge on a pro-rata basis among all accounts in Your contract in which You are invested, in the same proportion Your value in each bears to Your total Contract Value.

If the rider is added to Your contract after the Contract Date, the charge on the next Contract Anniversary will be adjusted for the number of Days the rider was in effect. Except for terminations during the 30 Days following certain Contract Anniversaries as described under the Termination of the Rider provision, if the rider is terminated for any reason We will deduct the charge at that time, adjusted for the number of Days coverage was in effect during the contract year.

TERMINATION OF THE RIDER

You may terminate this rider within 30 Days following the first Contract Anniversary after the effective date of this rider. You may also terminate this rider within 30 Days following any Contract Anniversary beginning with the seventh Contract Anniversary after the effective date of this rider.

If there has been a "covered life change," and if You, as redefined, were the BP Benefit Age (shown under Contract Data) or younger on the date of the "covered life change," You may terminate this rider at the times described above and may also terminate this rider within 30 Days following the effective date of the "covered life change."

This rider will terminate under the following conditions:

1. If there has been any "covered life change," where You, as redefined, were older than the BP Benefit Age (shown under Contract Data) on the date of the "covered life change," then the rider will terminate.

2.   The rider will terminate on the Annuitization Start Date.

3. After the death benefit is payable, unless the spouse continues the contract as described in the Spouse's Option to Continue Contract provision, the rider will terminate.

4.   Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death.

EFFECTIVE DATE

This rider is effective as of the contract date of this contract unless a different date is shown under Contract Data.

RIVERSOURCE LIFE INSURANCE COMPANY


/s/ Thomas R. McBurney
Secretary

Enhanced Earnings Death Benefit Rider   Benefit Protector(R)
   Rider Effective Date:                October 1, 2009
   Annual Rider Fee:                    0.25%

                                        Under Age 70   Age 70 or older
                                        ------------   ---------------
   Rider Benefit Percentage:                 40%             15%
   Maximum EAD Percentage:                  250%
   BP Benefit Age:                           75*

*    Applicable for "covered life changes" only.

DP411281